303 West Wall Street, Suite 1800

Midland, Texas 79701

August 2, 2018

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Legacy Reserves Inc.
Registration Statement on Form S-4
Filed April 6, 2018
File No. 333-224182

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Legacy Reserves Inc., a Delaware corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4, File No. 333-224182, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Friday, August 3, 2018, or as soon thereafter as practicable.

Please contact Matthew R. Pacey, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, LEGACY RESERVES INC.

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer